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     April 6, 2021

       Benjamin Kaplan
       President
       20/20 Global, Inc.
       18851 NE 29th Avenue, Suite 700
       Aventura, FL 33180

                                                        Re: 20/20 Global, Inc.
                                                            Form 8-K
                                                            Filed January 20,
2021
                                                            File No. 000-56022

       Dear Mr. Kaplan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




     Sincerely,


     Division of Corporation Finance

     Office of Trade & Services
       cc:                                              Jonathan Leinwand, Esq.